SIDLEY AUSTIN LLP	BEIJING	LOS ANGELES
ONE SOUTH DEARBORN	BRUSSELS	NEW YORK
CHICAGO, IL 60603	CHICAGO	SAN FRANCISCO
(312) 853 7000	DALLAS	SHANGHAI
(312) 853 7036 FAX	FRANKFURT	SINGAPORE
	GENEVA	SYDNEY
	HONG KONG	TOKYO
	LONDON	WASHINGTON, D.C.
dspies@sidley.com
(312) 853-4167	FOUNDED 1866
June 12, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
     Re:    Superfund Gold, L.P. (“Registrant”) — Registration Statement on Form S-1
Dear Ladies and Gentlemen:
     Accompanying this letter for filing pursuant to the Securities Act of 1933, as amended, is a conformed copy of the Registration Statement on Form S-1, with exhibits, relating to a proposed offering by the Registrant of limited partnership units. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by Superfund Capital Management, Inc., Registrant’s general partner, for five years. Payment of the filing fee of $7,860 was made by wire transfer on June 9, 2008.
     Please contact James Biery at (312) 853-7557 or the undersigned at (312) 853-4167 with any questions or comments.

Very truly yours,
/s/ Daniel F. Spies

cc: James B. Biery

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships